Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

December 21, 2021

Ms. Elisabeth Bentzinger, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Index Shares Funds (the “Registrant”): SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 148 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 148”)

Dear Ms. Bentzinger:

This letter responds to comments you provided in a telephonic conversation with me on Friday, October 1, 2021, with respect to Amendment No. 148. Amendment No. 148 was filed on August 10, 2021 and included disclosure with respect to the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF and SPDR Bloomberg SASB Emerging Markets ESG Select ETF (each, a “Fund,” and together, the “Funds”), each a series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information (“SAIs”) filed as part of Amendment No. 148.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 148. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 148.

General

1.	Comment: Please provide each Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR.

Response:    The Registrant confirms each Fund’s ticker will be included in the 485(b) filing and the ticker codes will be updated on EDGAR.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Prospectus

2.	Comment: Please present the following sentence included in the “Fees and Expenses of the Fund” section in bold text, consistent with Item 3 of Form N-1A.

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Response:    Without necessarily agreeing that it is required, the text has been reformatted in bold.

3.	Comment: Please file on EDGAR a completed draft of each Fund’s fee table and example information prior to effectiveness.

Response:    The completed fee and example tables are included in Appendix A to this correspondence.

4.	Comment: Please consider deleting the word “mutual” from the following sentence included in the Example table narrative:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

Response:    The Registrant has removed the word “mutual” from the sentence above.

5.

Comment: Please revise the second sentence in the Example table narrative to clarify that the Example assumes that investors will either sell or hold their Fund Shares at the end of the periods indicated.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods.

Response: The Registrant has revised the disclosure as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods.

6.

Comment: The Staff notes that each Fund’s principal investment strategy includes disclosure stating that the Fund may become non-diversified as a result of tracking its index, in reliance on the Stradley Ronon Stevens & Young, LLP SEC No-Action Letter (pub. avail. June 24, 2019). Please supplementally discuss any material differences between each Fund’s index and the index discussed in the no-action letter. In particular, the Staff notes that the index included in the no-action letter was a broad-based index. In addition, please disclose in Item 9 that shareholder approval will not be sought if the Fund crosses from diversified to non-diversified status due solely to a change in market capitalization or index weighting of one or more index constituents.

Response:    The indexes referred to in the no-action letter are large-cap U.S. equity growth indexes. The indexes the Funds seek to track are large-/mid-cap foreign equity ESG indexes. The Registrant confirms that, consistent with the no-action letter, each Fund’s Index is an unaffiliated, target, broad-based index. In particular, the Registrant notes each Index meets the definition of “appropriate broad-based securities market index” included in the instructions to Item 27(b)(7)(ii) of Form N-1A – the Index is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter. The Stradley Ronon Stevens & Young, LLP no-action letter references footnote 21 of Investment Company Act Release No. 19382 for an example of a description of the characteristics of a broad-based index. The Registrant believes this is not intended to be the only applicable example, and that the instructions to Item 27(b)(7)(ii) of Form N-1A provide a separate, alternative example.

The Registrant notes that the requested disclosure is currently included in the “Diversification Status” discussion in each Fund’s SAI. The Registrant further notes that neither the no-action letter nor the incoming request letter states that a fund relying on the relief will include the requested disclosure in Item 9 and, therefore, the Registrant believes the current placement of the disclosure is appropriate.

7.	Comment: Please confirm supplementally the name of each Fund’s Index and respective Parent Index.

Response:    The name of each Fund’s Index and Parent Index are as follows:

SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF: Bloomberg SASB Developed Markets ex US Large & Mid Cap ESG Ex-Controversies Select Index (Index); Bloomberg Developed Markets ex US Large & Mid Cap Index (Parent Index)

SPDR Bloomberg SASB Emerging Markets ESG Select ETF: Bloomberg SASB Emerging Markets Large & Mid Cap ESG Ex-Controversies Select Index (Index); Bloomberg Emerging Markets Large & Mid Cap Index (Parent Index)

8.

Comment: The Staff believes the term “ESG” triggers the Names Rule. As a result, please revise each Fund’s Names Rule policy to include companies that meet ESG criteria. Please also revise the Names Rule policy included in each Fund’s principal strategy, which currently states the Fund will invest 80% in the Index, to specifically note the types of investments suggested by the Fund’s name.

Response:    The Registrant respectfully declines to revise each Fund’s prospectus and SAI to include an 80% policy related to “ESG” in each Fund’s name. The Registrant does not believe the term “ESG” implicates Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) does not suggest investment in any type of investment or industry, but rather connotes the Fund’s investment strategy. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments,” and to which Rule 35d-1 does not apply.

The Registrant notes that the 80% policy included in each Fund’s principal strategy is not a Names Rule policy, but is instead a separate policy to invest 80% of each Fund’s total assets in securities comprising its respective Index and in depositary receipts (including American Depositary Receipts or Global Depositary Receipts) based on securities comprising the respective Index. As a result, the Registrant has not revised this sentence.

9.

Comment: The Staff notes that each Fund’s principal investment strategy states the Fund may invest in other investment companies and money market funds, including money market funds advised by the Adviser. As a result, please add corresponding principal risk disclosure, including the risks of investing in affiliated funds.

Response:    The Registrant does not expect the Funds to invest a material amount in other investments companies and/or money market funds, and, therefore, has not added principal risk disclosure. The reference to other investment companies and money market funds in the principal investment strategy is part of a list of examples of the types of securities in which the Fund may invest that are not index components.

10.	Comment: Please revise the following sentence included in each Fund’s principal strategy as follows:

In seeking to track the Index, the Fund’s assets ~~may~~will be concentrated in an industry or group of industries, but only to the extent that the Index concentrates in a particular industry or group of industries.

Response:    The Registrant believes the disclosure included in the 485(a) filing is correct and appropriate. In particular, due to the fact that each Fund employs a sampling strategy, there may be instances when the Index is concentrated in an industry or group of industries, but the Fund is not.

11.	Comment: To the extent a Fund’s Index is concentrated, please disclose the specific industry or group of industries and relevant principal risk(s), including concentration risk.

Response:    The Registrant has added disclosure to the principal strategies and principal risks sections for each Fund related to sectors representing a significant portion of the respective Index as of December 15, 2021. Please see the response to comment 34 below with respect to the placement of the “Concentration Risk” discussion.

12.

Comment: Each Fund’s principal strategy states the Fund may invest in futures contracts. To the extent derivatives are counted towards a Fund’s Rule 35d-1 policy, please disclose that they will be valued based on market value, not notional value.

Response:    The Registrant confirms that the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF does not intend to use derivatives to meet its Rule 35d-1 80% policy. The Registrant notes the SPDR Bloomberg SASB Emerging Markets ESG Select ETF does not have a Rule 35d-1 policy.

13.

Comment: If applicable, please clarify in the principal investment strategy whether an issuer may be screened out based on a low R-FactorTM score, and, if so, what the threshold score is for such screen. If the Index only screens out issuers without an R-FactorTM score, please disclose that an issuer may be included with a low R-FactorTM score if it scores highly on other factors, and what those factors would be.

Response: The Registrant confirms there is no minimum R-FactorTM score required for inclusion in either Index. Please see the response to comment 15 for revised strategies disclosure noting that, as a result of the quantitative process utilized to select constituents and assign weights, the Index may not necessarily include the securities of companies with the highest R-FactorTM scores.

14.	Comment: With respect to derivatives, please disclose whether R-FactorTM scoring will apply to the issuer of the underlying security and/or the issuer of the derivative instrument.

Response:    The Registrant confirms that, with respect to derivatives, R-FactorTM scoring will not be applied to the issuer of the underlying security or the issuer of the derivative instrument. The Registrant believes the disclosure is clear that the application of R-FactorTM scoring is with respect to each Index methodology and Index constituents, not with respect to managing a Fund. Consequently, the Registrant has not added the requested disclosure.

15.	Comment: Please revise in plain English the following sentence to explain how constituents are included/excluded and ranked.

The final portfolio of securities in the Index is then constructed utilizing an optimizer that deploys a quantitative process to select constituents and their weights to maximize the Index’s overall R-FactorTM score while minimizing active total risk versus the Parent Index.

Response:    The Registrant has replaced the disclosure above with the following:

The Index then utilizes a quantitative process that selects a portfolio of securities and assigns weights designed to maximize the Index’s overall R-FactorTM score, while maintaining predicted tracking error within a targeted range relative to the Parent Index. The quantitative process also applies (i) individual security, sector and country weighting constraints; and (ii) a constituent turnover constraint. As a result of the quantitative process’ objectives and applied constraints, the Index may not necessarily include the securities of companies with the highest R-FactorTM scores.

16.	Comment: If appropriate, please remove the word “underlying” in the following sentence.

As of [December 31, 2020], the underlying Index consisted of securities from the following developed market countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

Response:    The Registrant has removed the word “underlying” from the sentence.

17.	Comment: In the principal investment strategies, please provide information as of a more recent date than December 31, 2020.

Response:    Information included in the principal investment strategies has been updated as of December 15, 2021.

18.	Comment: Please include in the principal investment strategies a description of the index weighting methodology (e.g., free float, cap weighted, etc.).

Response: Please see the revised disclosure included in response to comment 15, noting that constituent weights are determined by a quantitative process designed to maximize the Index’s overall R-Factor score, while maintaining predicted tracking error within a targeted range relative to the Parent Index.

19.	Comment: Please tailor the “Derivatives Risk” discussion in the principal risks section to discuss futures contracts since they are the only derivative instrument disclosed as a principal investment.

Response:    The Registrant notes the “Additional Risk Information” section includes risk disclosure specific to futures contracts. This discussion is intended to supplement and enhance the summary “Derivatives Risk” discussion, consistent with Items 4 and 9 of Form N-1A. As a result, the Registrant believes the current disclosure is appropriate.

20.	Comment: Please include “Management Risk” as a principal risk of each Fund given the Adviser’s use of a sampling strategy.

Response:    The Registrant believes the current “Indexing Strategy/Index Tracking Risk” discussion included in each Fund’s principal risks section provides an appropriate explanation of the risks associated with sampling.

21.	Comment: Please revise the “Liquidity Risk” discussion to note that liquidity risks could lead to differences between the market price of Fund Shares and the net asset value of Fund Shares.

Response:    The Registrant has revised the “Liquidity Risk” discussion as follows:

Liquidity Risk: Lack of a ready market, stressed market conditions, or restrictions on resale may limit the ability of the Fund to sell a security at an advantageous time or price or at all. Illiquid investments may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value. If the liquidity of the Fund’s holdings deteriorates, it may lead to differences between the market price of Fund Shares and the net asset value of Fund Shares, and could result in the Fund Shares being less liquid. Illiquidity of the Fund’s holdings may also limit the ability of the Fund to obtain cash to meet redemptions on a timely basis. In addition, the Fund, due to limitations on investments in any illiquid investments and/or the difficulty in purchasing and selling such investments, may be unable to achieve its desired level of exposure to a certain market or sector.

22.

Comment: The SPDR Bloomberg SASB Emerging Markets ESG Select ETF’s investment strategy is to track an index with significant exposure to non-U.S. companies in emerging markets. Accordingly, please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy, or explain why such disclosure would not be appropriate:

a.

The potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;

b.	The potential significance of such errors on the Fund’s performance;

c.	Limitations on the Adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction and/or rebalancing;

d.	The Fund’s rights and remedies associated with investments in foreign securities may be different than a fund that tracks an index of domestic securities; and

e.	Risk associated with investments in China.

Response:    The Registrant has added the disclosure below, currently included in the “Indexing Strategy/Index Tracking Risk” discussion in the “Additional Risk Information” section, to the corresponding discussion in the “Principal Risks of Investing in the Fund” section. The Registrant believes the disclosure below addresses the potential for errors in index data, index computation and/or index construction, as well as the related potential impact of such errors on the Fund and its shareholders (sub-comments a. and b.). In addition, the Registrant believes the disclosure below addresses the ultimate risk of any limitations to oversee the Index Provider’s due diligence process (sub-comment c.).

Errors in index data, index computations or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the Fund and its shareholders.

The Registrant notes the current “Non-U.S. Securities Risk” in the “Principal Risks of Investing in the Fund” section explains that there may be less information publicly available about a non-U.S. entity and that non-U.S. entities may not subject to accounting, auditing, legal and financial report standards comparable to those in the United States (sub-comment a.). The Registrant also notes the “Emerging Markets Risk” in the “Additional Risk Information” explains that there may be limited legal rights and remedies for investors in companies domiciled in emerging markets (sub-comment d.). Finally, the Registrant has added disclosure related to risks associated with investments in China (sub-comment e.).

23.

Comment: Please revise the “ESG Investing Risk” discussion for the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF to include the following disclosure included in the “ESG Investing Risk” for the SPDR Bloomberg SASB Emerging Markets ESG Select ETF:

The Index methodology incorporates data and scores provided by third parties, which may be unavailable or limited for certain issuers and/or only take into account one or a few of many ESG related components of portfolio companies. In instances where data or scores are unavailable or limited, (i) the Index may include, and the Fund may therefore hold, securities of companies that otherwise would not be included or held if data or scores were available or more complete, or (ii) the Index, and therefore the Fund, may exclude securities of companies that otherwise would have been included or held if data or scores were available or more complete. In addition, ESG information and scores across third party data providers, indexes and other funds may differ and/or be incomparable.

Response:    The Registrant has made the requested revision.

24.

Comment: For the SPDR Bloomberg SASB Emerging Markets ESG Select ETF, in the “Emerging Markets Risk” discussion, please provide more fulsome disclosure of emerging market risks that covers the topics discussed in ADI 2020-11: Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Registrant believes the topics discussed in ADI 2020-11 are adequately addressed in the “Emerging Markets Risk,” “Indexing Strategy/Index Tracking Risk” and “Non-U.S. Securities Risk” discussions in the prospectus and, therefore, does not believe revisions to the “Emerging Markets Risk” discussion are necessary.

25.	Comment: Please identify supplementally the broad-based securities index each Fund intends to use.

Response:    Each Fund currently intends to use the MSCI ACWI ex USA Index as its broad-based securities index.

26.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9.

Response:    The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund.

27.	Comment: Please disclose each Fund’s concentration and diversification policies in the “Additional Strategies Information” section, as required by Item 9(b) of Form N-1A.

Response:    The Registrant notes that each Fund’s current Item 4 principal strategy discussion discloses the Fund’s concentration and diversification policies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9.

28.	Comment: Please disclose, where appropriate, how each Fund will approach relevant ESG proxy issues or explain why disclosure is not required.

Response:    As noted in the “Proxy Voting Policies” discussion in each SAI, the responsibility to vote proxies for each Fund has been delegated to the Adviser. The Adviser’s proxy voting policy is attached at the end of each SAI and includes, among other things, the Adviser’s proxy voting and engagement guidelines for environmental and social issues, as well as the Adviser’s proxy voting and engagement philosophy with respect to corporate governance and sustainability issues. Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” Because the Adviser’s proxy voting policy is attached to each SAI, the Registrant does not believe further disclosure is required.

29.	Comment: Please disclose that each Fund will consider investments of underlying funds when determining compliance with its Rule 35d-1 policy.

Response: The Registrant expects the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF’s investments in underlying funds to be minimal and, therefore, does not anticipate such investments impacting the Fund’s Rule 35d-1 policy.

30.

Comment: In the “Additional Strategies Information” section, please revise each Fund’s Rule 35d-1 policy to be more specific (i.e., specifically noting the types of investments suggested by the Fund’s name), similar to how it is disclosed in the SAI.

Response:    The Registrant believes the current disclosure is appropriate. The non-fundamental Rule 35d-1 policy in the SAI notes that the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF will invest at least 80% of its net assets in securities of companies outside the United States. In addition, the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF also has a policy disclosed in “The Fund’s Principal Investment Strategy” section to invest at least 80% of its assets in securities comprising the Index. “The Fund’s Principal Investment Strategy” section further notes that the Index is comprised of securities of companies in developed markets (excluding the United States). As a result, the Registrant believes the current disclosure in its totality is clear that the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF will invest at least 80% of its assets in securities of companies outside the United States.

31.	Comment: Please delete references to futures contracts from the “Non-Principal Strategies” section in Item 9 since futures contracts are listed as a principal investment.

Response:    The Registrant has revised the disclosure as requested.

32.	Comment: The Staff notes that “Leveraging Risk” and “Settlement Risk” are listed as principal risks in Item 9, but not Item 4. Please add corresponding risk disclosure to Item 4.

Response:    The “Leveraging Risk” and “Settlement Risk” discussions included in Item 9 are intended to supplement and enhance the “Derivatives Risk” and “Non-U.S. Securities Risk” discussions included in Item 4, respectively. As a result, the Registrant believes the current disclosure is appropriate and consistent with Form N-1A.

33.

Comment: Please revise the “Cash Transaction Risk” discussion to specify that cash redemptions may also cause a Fund to incur brokerage costs that might not have been incurred with in-kind redemptions. Please also disclose that brokerage costs and capital gains could decrease a Fund’s NAV if not offset by an authorized participant paying a transaction fee.

Response:    The Registrant has not made the requested change. The Registrant notes each Fund charges a transaction fee on creation and redemption transactions that is designed to offset the costs of cash transactions. To the extent the transaction fees do not completely offset these costs, the Registrant does not expect the impact on a Fund’s performance will be material and, therefore, does not consider this to be a principal risk of a Fund.

34.	Comment: Please move the “Concentration Risk” discussion to the principal risks section and revise the discussion as follows:

Concentration Risk. The Fund’s assets ~~may~~will be concentrated in an industry or group of industries, but only to the extent that the Fund’s underlying Index concentrates in a particular industry or group of industries. When the Fund focuses its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the Fund than if it had not focused its assets in that industry, market, or economic sector, which may increase the volatility of the Fund.

Response:    The Registrant believes the current placement of the “Concentration Risk” discussion is appropriate. Because each Fund’s strategy is to track its respective Index, a Fund’s investments may be concentrated in a particular industry or group of industries to the extent that its Index is concentrated in a particular industry or group of industries. As a result, the Fund may or may not be concentrated at any given time. The Registrant notes that, to the extent a Fund invests significantly in a sector as of a certain date, disclosure will be included in the Fund’s corresponding “Principal Risks of Investing in the Fund” section. Please also see the response to Comment 10 above for an explanation of why the Registrant believes using the term “may” is more appropriate than “will.”

35.	Comment: Please move “Money Market Risk” to the principal risks section given each Fund’s principal strategy identifies money market funds as a principal investment.

Response:    The Registrant has not made the requested change. Please see the response to Comment 9 above.

SAIs

36.

Comment: Please include a fundamental diversification policy in the “Investment Restrictions” section and state the Fund will be diversified to approximately the same extent as its index is diversified.

Response:    The Registrant notes the “Diversification Status” discussion in the “Investment Policies” section of each Fund’s SAI currently includes the Fund’s diversification policy as well as a statement noting the Fund seeks to track the performance of its Index and, as a result, the Fund’s diversification status may fluctuate between diversified and non-diversified.

37.

Comment: With respect to the fundamental concentration policy included in the “Investment Restrictions” section, please revise to clarify that each Fund will concentrate to the extent its index concentrates. Please also revise to indicate that each Fund will consider investments of investment companies in which it invests when determining compliance.

Response:    The Registrant believes the current fundamental concentration policy is appropriate. As noted in response to Comment 10, there may be instances when an Index is concentrated in an industry or group of industries, but the respective Fund is not. In addition, the Registrant expects each Fund’s investments in underlying funds to be minimal and, therefore, does not anticipate such investments impacting the Fund’s concentration policy.

38.

Comment: With respect to the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF, please revise the Fund’s Names Rule policy in the “Investment Restrictions” section to include companies located in developed markets and that meet ESG criteria. Please also add a Names Rule policy for the SPDR Bloomberg SASB Emerging Markets ESG Select ETF.

Response:    Please see the response to Comment 8 explaining why the Registrant does not believe Rule 35d-1 applies to the term “ESG.” In addition, the Registrant does not believe the terms “Developed Markets” or “Emerging Markets” in a fund’s name require a Rule 35d-1 non-fundamental investment policy. Rule 35d-1 requires a fund with a name suggesting investment in certain investments, industries, countries or geographic regions to adopt a non-fundamental policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in such investments, industries, countries or geographic regions. The example of a geographic region provided in the Rule 35d-1 proposing release, Rule 35d-1 adopting release, and the recent Request for Comments on Fund Names release was “XYZ Latin America Fund.” The Registrant does not believe the terms “Developed Markets” and “Emerging Markets” represent a defined geographic region similar to “Latin America” or other similar examples (e.g., “Europe” or “Asia Pacific”).

While the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF and SPDR Bloomberg SASB Emerging Markets ESG Select ETF have not adopted Rule 35d-1 non-fundamental investment policies with respect to “developed markets” and “emerging markets,” respectively, the Registrant notes that in seeking its objective, each Fund generally invests substantially all of its assets in the securities comprising its respective Index and depositary receipts based on securities comprising such Index. The Registrant further notes that the respective Index is “. . . designed to measure the performance of large- and mid-capitalization companies in [developed markets/emerging markets] . . . .” As a result, because each Fund generally invests substantially all of its assets in the securities comprising the respective Index and depositary receipts based on securities comprising the Index, substantially all of the SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF’s and SPDR Bloomberg SASB Emerging Markets ESG Select ETF’s assets are generally invested in securities of companies in developed markets and emerging markets, respectively.

Part C

39.	Comment: Please file as an exhibit the index license or sub-license agreement, as the Staff considers these agreements to be material.

Response:    The Registrant will consider including the sub-licensing agreement to which each Fund is a party as an exhibit in a future amendment.

40.

Comment: Pursuant to Section 6(a) of Securities Act of 1933, please add the comptroller or principal accounting officer to the signature page of the registration statement. If they are already listed, please indicate the capacity in which they are signing the registration statement.

Response:    Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the principal accounting officer of the Registrant, but it is not his title.

41.	Comment: The Staff notes the following disclosure included in Section 7.5 of the Trust’s Declaration of Trust. Please provide a description of this limitation of shareholder rights in the Prospectus.

SECTION 7.5 DERIVATIVE ACTIONS. A shareholder may bring derivative action on behalf of the Trust only if the Shareholder or Shareholders first make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such action is excused. A demand on the Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider such action, has a personal financial interest in the action at issue. A Trustee shall not be deemed to have a personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such trustee receives remuneration from his service on the Board of Trustees of the Trust or on the Boards of one or more investment companies with the same or an affiliated investment advisor or underwriter.

Response:    The Registrant has not added the requested disclosure. The Registrant does not believe that Section 7.5 of the Trust’s Declaration of Trust reflects a fundamental characteristic or investment risk of the fund, which it believes is the standard the Commission has set for required prospectus disclosure (see Form N-1A, General Instructions C.1.(a)). The Registrant also notes that since the Declaration of Trust was drafted, Massachusetts courts and statutes have required shareholders of a Massachusetts business trust to bring a pre-suit demand upon Trustees prior to bringing a derivative action (see ING Principal Prot. Funds Derivative Litig., 369 F. Supp. 2d 163, 171 (D. Mass. 2005) (holding in a mutual fund derivative case that Massachusetts state corporate demand law applies to business trusts)); Halebian v. Berv, 631 F. Supp. 2d 284, 291 (S.D.N.Y. 2007) (“Since CitiTrust is a Massachusetts business trust, the parties correctly conclude that Massachusetts substantive law governs this action.”)).

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Appendix A

SPDR Bloomberg SASB Developed Markets Ex US ESG Select ETF

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.12%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.12%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$12	$39

SPDR Bloomberg SASB Emerging Markets ESG Select ETF

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.16%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.16%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$16	$52